UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42488

Gamehaus Holdings Inc.

(Translation of registrant’s name into English)

19th Floor, Shanghai Technology Investment Building

No. 1699, Zhongke Road

Pudong New District, Shanghai

The People’s Republic of China, 201203

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6-K (the “Report”) is hereby incorporated by reference in the registration statements of Gamehaus Holdings Inc. (the “Company”) on Form F-3 (File No. 333-297738), Form S-8 (File No. 333-288231) and Form S-8 (File No. 333-295516) to the extent not superseded by documents or reports subsequently filed or furnished.

Change in Board Committees Composition

On September 28, 2026, the board of directors (the “Board”) of the Company announces that Mr Yimin Cai, a director and the chairperson of the compensation committee (the “Compensation Committee”) of the Board, and Mr. Feng Xie, a director and the chairperson of the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) of the Board, have notified the Company of their resignation from the Compensation Committee and the Nominating and Corporate Governance Committee, respectively, effective as of September 28, 2026. None of resignations of Mr. Yimin Cai and Mr. Feng Xie from the Compensation Committee and the Nominating and Corporate Governance Committee involved any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board has appointed (i) Mr. Yuhao Wang, an independent director of the Board and a member of the audit committee (the “Audit Committee”, together with the Compensation Committee and the Nominating and Corporate Governance Committee, “Committees”), serves as a member and the chairperson of the Compensation Committee, and a member of the Nominating and the Corporate Governance Committee, effective as of September 28, 2026, and (ii) Prof. Yan Gong, an independent director of the Board and a member of each of Committees, serves as the chairperson of the Nominating and Corporate Governance Committee of the Board, effective as of September 28, 2026.

The foregoing changes does not affect the composition of the Board. The Board continues to be comprised of seven members, including four executive directors and three independent directors, namely Mr. Feng Xie, Mr. Yimin Cai, Ms. Ling Yan, Mr. Xi Yan, Prof. Yan Gong, Prof. Lei Zhu, and Mr. Yuhao Wang.

As a result of the aforementioned change, the Audit Committee now consists of Prof. Lei Zhu, Prof. Yan Gong, and Mr. Yuhao Wang, and is chaired by Prof. Lei Zhu. The Compensation Committee consists of Mr. Yuhao Wang, Prof. Yan Gong and Prof. Lei Zhu, and is chaired by Mr. Yuhao Wang. The Nominating and Corporate Governance Committee consists of Prof. Yan Gong, Mr. Yuhao Wang and Prof. Lei Zhu, and is chaired by Prof. Yan Gong.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gamehaus Holdings Inc.

By:	/s/ Yimin Cai
Name:	Yimin Cai
Title:	Chief Executive Officer and Director

Dated: September 28, 2026